October 10, 2007

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street NE

Washington, D.C. 20549

Re:          Micro Component Technology, Inc.

Form 10-K for the year ended December 31, 2006 Filed April 2, 2007

Form 10-Q for the quarter ended June 30, 2007 Filed August 14, 2007

File No. 000-22384

Dear Mr. Webb:

This letter responds to the Commission’s comment letter dated September 27, 2007. Set forth below is each of the comments and the registrant’s response to each comment.

Form 10-K for the year ended December 31, 2006

Consolidated Statements of Changes in Stockholders’ Deficit, page F-6

Comment 1

We note that you credited “discounts on long-term debt” to additional paid-in capital. Please explain to us the nature of the discounts on long-term debt and how you valued and accounted for them. Please cite the accounting literature that supports you accounting treatment for debt discounts. Revise your future filings to disclose the significant information presented in your response to our comments.

Response 1

The discounts were a result of warrants given to Laurus as an incentive for refinancing outstanding debt. These discounts were valued based on SFAS 123R using Black-Scholes model (see table below). Based on SFAS 123R, the discounts were recognized as contra accounts to the original long-term debt, offset in additional paid-in capital. These discounts are being amortized over remaining life of the underlying note(s); with the amortization charged to “Amortization of Warrant Discounts and other, net” in the second quarter 2007 10-Q and in “Interest expense and other, net” in the second quarter 2006 10-Q and in “Interest expense” in the 2006 10-K. We propose to include the following table in future filings, as appropriate.

	Dates Options Warrants Granted
	3/29/2007	2/17/2006	4/29/2005	1/28/2005
Dividend yield	0.00%	0.00%	0.00%	0.00%
Expected volatility	88.63%	122.09%	95.33%	93.13%
Risk-free interest rate	4.54%	4.62%	3.90%	3.71%
Expected life of options	10.0 years	10.0 years	7.0 years	3.5 years
Fair value per share of options granted	$0.23	$0.33	$0.19	$0.34
Exercise Price	$0.01	$0.01	$0.01	$0.67
Number of shares	5,000,000	2,500,000	2,556,651	150,000
Discount on long-term debt	$1,131,000	$821,000	$473,000	$51,000

Note 5, Long-Term Debt, page F-15

Comment 2

We note you have modified your 10% Senior Subordinated Convertible Notes. Please respond to the following:

Comment 2a

We note from your cash flow statement that you paid interest payments with stock in 2006, 2005, and 2004. Please explain to us and revise future filings to disclose how you valued and accounted for the payments with stock and cite the accounting literature to support the treatment.

Response 2a

Certain note holders agreed to accept MCT stock in payment of interest. The amount of stock issued was calculated using the average stock price for ten days prior to the interest payment date. To account for these transactions, interest expense was recognized based on the note’s interest rate, offset by amounts in Common Stock and Additional Paid-in Capital for the issuance of stock. We reference SFAS 123R for the fair value of stock.

The following table illustrates our calculation. We propose to include this table in future filings, as appropriate.

	Stock Issued in payment of interest	# of shares issued	Stock Price Average
2006	316,000	1,380,724	$0.23
2005	130,000	648,874	$0.20
2004	642,000	654,260	$0.98

Comment 2b

We note that in 2007, 2006, and 2005 you restructured your financing with Laurus in various ways. Please explain to us how you accounted for each significant debt restructuring transaction during the periods referenced above and cite the accounting literature that supports your accounting treatment therefore. Also, please specifically address the impact of SFAS 15 on your financial statements as a result of the referenced restructuring transactions. Finally, revise future filings to disclose the significant information included in your response.

Response 2b

In 2007, 5 million ten-year options were issued at an exercise price of $0.01. We accounted for the discounts and subsequent amortization (see Response 1 and 7 for explanation of the discounts and subsequent amortization). We recognized debt issue costs of $56,000 and are amortizing these costs over the term of the note. The restructured refinancing included a $1 million term note, which, if and when released for demo equipment, will be recognized as a liability. As of the second quarter of 2007, $495,000 of this term loan was released and booked as a current liability. The extension of principal debt payments resulted in changes to the current portion of long-term debt.

In 2006, we issued 2.5 million ten-year options at an exercise price of $0.01. We accounted for the discounts and subsequent amortization (see Response 1 and 7 for explanations on the discounts and subsequent amortization). Two Laurus notes, $1.667 million and $2.333 million, were replaced by one note of $5.250 million. We recognized debt issue costs of $347,000 and are amortizing these costs over the term of the note. $205,000 of remaining unamortized debt issue costs related to the two Laurus notes were expensed. Principal debt payments were extended and thus resulted in changes to the current portion of long-term debt.

In 2005, an additional $2.5 million was borrowed; we issued 2,556,651 options at an exercise price of $0.01.  We accounted for the discounts and subsequent amortization  (see Response 1 and 7 for explanations on the discounts and subsequent amortization).  We recognized debt issue costs of $104,000 and are amortizing these costs over the term of the note.  We reference APB 14 regarding our accounting treatment.

Comment 3

We note that you have debt arrangements with Laurus Master Fund, Ltd and issued stock options to purchase 2,556,651, 2,500,000 and 5,000,000 shares at $0.01 in 2005, 2006 and 2007 respectively. Please explain to us and revise future filings to disclose how you accounted for and valued each of these transactions. Please cite the accounting literature that supports your accounting treatment.

Response 3

Other than the accounting for the associated discounts on the Note Payables noted above in Response 1 and 2b, as well as the associated debt issue costs (see response 6), there were no other accounting adjustments in years 2005, 2006 and 2007 related to the issuance of stock options.

As noted above in Responses 1 and 2, SFAS 123R and APB 14 are referenced in regards to accounting treatment.

Comment 4

We see from disclosures herein and in your prior filings that you have a Registration Rights Agreement which requires you to file a registration statement (covering the common stock for which your stock options are exercisable) within a certain period of time defined in the agreement and you must maintain effectiveness of the registration statement. We also noted you will incur liquidated damage if you do not maintain effectiveness of any required registration statement. Tell us how you have accounted for the revisions of all your outstanding registration rights agreements. Your response should address the impact of EITF 00-19 and EITF 05-04 on the required accounting for your registration rights. Also, please discuss and revise future filings to disclose the impact of FSP EITF 00-19-2 on your financial statements.

Response 4

We have received a waiver from Laurus, effective April 30, 2007 through April 30, 2008, of any penalties or liquidated damages related to not maintaining the effectiveness of any required registration statements. Due to this waiver, we have not recognized any penalties or any other expenses or liabilities associated with the accounting for the registration statement.

Comment 5

Please roll-forward/reconcile changes in your long-term debt from December 31, 2005 to December 31, 2006 and explain/support the reconciling items using information in this Note or elsewhere in the filing.

Response 5

The following table provides the requested reconciliation.

($’s in thousands) (includes short-term portion of long-term debt)	2006	2005
10% senior subordinated convertible debt	—	3,630	(1)

California Building Lease Debt	228	361	(2)

Laurus long-term debt:
Laurus assumption of note payable from 10% note holder	1,230		(3)
2004 Laurus Note	—	1,667	(4)
2005 Laurus Note	—	2,333	(5)
2006 Laurus Note	5,250	—	(6)
Total Discount Amortization	(974)	(545)	(7)

Total Long-term Debt, including current portion	5,734	7,446

(1): Laurus purchased a $1.2 million note from one note holder; we converted substantially all of the remaining Note to stock and paid off the balance in cash.

(2): Principal payment of debt obligation on building lease.

(3): Laurus purchased a $1.2 million note from one note holder.

(4): Note paid off with proceeds from 2006 Laurus Note.

(5): Note paid off with proceeds from 2006 Laurus Note.

(6): New 2006 Laurus Note.

(7): Discount amortization. See Response 1. $836 was incorrectly reported as the 2006 discount amount in the 2006 10-K (see page F-4) and the 2007 first and second quarter 10-Q’s. This had no effect on the amount of long-term debt reported as of December 31, 2006.

Form 10-Q for quarter ended June 30, 2007

Consolidated Statements of Operation, page 4

Comment 6

We note that you presented “Amortization of Warrant Discounts and other, net” on your consolidated statements of operations herein as well on your consolidated statements of operations in the Form 8-K filed on August 13, 2007. Please explain to us the nature of this item, how you accounted for and valued it and why you think that classification of this item as non-operating expense is appropriate. Please cite the accounting literature that supports your conclusion. Finally, please tell us how this item is presented in your cash flow statement.

Response 6

“Amortization of Warrant Discounts and other, net” consists of amortization of discounts discussed above in Item 1, amortization of debt issue costs, SFAS 123R compensation expenses discussed in page F-11 of the 2006 10-K, a refund of a bad debt previous written off in a prior year, and other miscellaneous non-operating income and expense items.

Illustrated in the following table:

($’s in thousands)	Three months ended June 30, 2007	Three months ended July 1, 2006	June 30, 2007 YTD	July 1,2006 YTD
Discount Amortization	270	98	385	384
Debt Issue Costs Amortization	37	44	66	291
SFAS 123R Compensation for Board of Directors Options	10	4	10	4
Refund of bad debt previously written off	—	—	(100)	—
Other misc. non-operating income/expense, net	2	10	14	14

Amortization of Warrant Discounts and other, net	319	156	375	693

The above items are non-operating expense items appropriately accounted for below the income from operations line. SFAS 123R classifies the above amortization as non-operating expenses. The SFAS123R compensation expense relates to non-employee Board members;  therefore, per SFAS 123R, it also should be classified as a non-operating expense. The discount amortization amounts were included in “Interest expense and other, net” in the first quarter 2007 10-Q; the disclosure in the second quarter 2007 10-Q provided additional clarification between amortization amounts and interest expense.

The chart below shows the breakdown of the “Depreciation and amortization” amount shown in the second quarter 2007 10-Q Consolidated Statements of Cash Flows.

	June 30, 2007 YTD	July 1, 2006 YTD
Depreciation	46,000	44,000
Discount amortization	385,000	384,000
Debt Issue Costs amortization	66,000	291,000
Depreciation and amortization	497,000	719,000

The SFAS 123R Compensation for Board of Directors Options amounts were included in “Proceeds from issuance of stock, net of issuance costs” in the Consolidated Statements of Cash Flows in the second quarter 2007 10-Q. Starting in the third quarter 2007 10-Q, this amount will be presented in a separate line in the Consolidated Statements of Cash Flows.

Note 3. Balance Sheet Information, page 7

Comment 7

We see that you made a reduction in inventory reserves of $290,000. Please explain to us and revise future filings to disclose the nature of this reduction. Also, please revise Management’s Discussion and Analysis in future filings to discuss the actual and expected impact of any inventory reserves on your current and future results of operations, capital resources and liquidity. Also, if provisions are netted against inventory reserves, confirm that impaired inventory items have been written down to a new cost basis. The use of a reserve could indicate that such items may subsequently be written back up. Refer to SAB 100.

Response 7

The reduction in inventory reserve of $290,000 was based on a periodic inventory reserve analysis in order to identify slow moving or obsolete items, based on historical information, product knowledge, and expected future sales. A lower reserve amount was indicated as a result of this analysis. This resulted primarily due to the decreased age and improved utilization of our inventory. If, however, there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of rapidly changing technology and requirements, we may be required to increase our inventory reserve and as a result, our gross profit margin could be adversely affected. In addition, we also scrapped specific inventory items, which were specifically reserved for at an amount equal to $676,000. In our analysis of inventory reserves, we used the guidance in SFAS 157.

Micro Component Technology acknowledges that the company is responsible for the adequacy and accuracy of the disclosures in our SEC filings. We understand that SEC staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action we respect to our filings and that we may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me with any additional comments or questions.

Sincerely,

/s/ Bruce Ficks

Bruce Ficks
Chief Financial Officer
Micro Component Technology
(651) 697-4234
bruce.ficks@mct.com